

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Jeffrey MacLeod
Chief Executive Officer and Director
KWESST Micro Systems Inc.
155 Terence Matthews Crescent, Unit #1
Ottawa, Ontario, K2M 2A8

> **Re: KWESST Micro Systems Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 24, 2022**
> **File No. 333-266897**

Dear Jeffrey MacLeod:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 Filed October 24, 2022

General

1. You disclose that if Nasdaq does not approve the listing of your Common Shares and Warrants, you will not proceed with your offering. Clarify, if true, that your ability to meet Nasdaq's initial listing criteria is contingent on the sale of your entire offering of common units and disclose any related risks. Please also disclose whether the initial approval for listing of your shares and warrants on Nasdaq is a condition precedent to the underwriter's obligation to purchase your shares.

Risk Factors, page 16

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a

number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Our inability to comply with Nasdaq's continued listing requirements could result in our Common Shares or Warrants being delisted. . ., page 17

3.   Your revisions indicate that you have increased the extent of your planned reverse stock split. Please expand your risk factor disclosure to specifically address any risks related to the reverse stock split. For example, advise whether there is a risk that you may not be able to maintain the minimum bid price requirement for continued listing on Nasdaq notwithstanding the reverse stock split or any potential impact on the liquidity of your common stock.

Dilution, page 98

4.   Please clarify whether the 837 common shares issuable upon conversion of the 837 agent option units are included or excluded from the calculations presented on page 98. Further, specify the agent to whom and agreement pursuant to which the "agent option units" have been or will be issued.

      You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Richard Raymer